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FOR RELEASE: OCTOBER 17, 1997                            LEWIS WEINFELD
                                                         (212) 751-3100
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     Starrett Corporation (SHO) (AMEX) announced today that it had entered into a definitive Merger Agreement with an entity owned by affiliates of Lawrence Ruben Company, Inc. Blackacre Capital Group, Amroc Investments and Argent Ventures, under which the buying group will make a cash tender offer for all of the outstanding shares of the Company's Common Stock at a purchase price of $12.25 per share. The Company stated that it was expected that the tender offer will be commenced on October 23, 1997. The transaction is subject to the tender of a minimum of 66-2/3% of the Company's shares, certain regulatory and contractual approvals, and certain other conditions. Owners of approximately 52% of the Company's outstanding Common Stock have agreed to tender their shares.

                       Mr. Paul Milstein, Chairman of Starrett, stated that:

                       "We are pleased to announce the acquisition
                        of our Company by this prestigious buying group at what we believe to be an excellent price for our shareholders."

     The Company noted that a prior bidder had threatened to challenge the previously announced termination of a merger agreement with entities controlled by him. The Company stated that it believed that its termination of such agreement had been proper, and it intended to vigorously contest any such challenge.

     Starrett Corporation owns HRH Construction Corporation, Grenadier Realty Corp., and Levitt Corporation.